___________________________________
                                   )            APPLICATION FOR
                                   )             WITHDRAWAL OF
In the Matter of                   )             REGISTRATION
                                   )               STATEMENT
FAMILY BARGAIN CORPORATION         )
                                   )         Pursuant to Rule 477
(File No. 333-09853)               )         Under The Securities
                                   )            Act of 1933, as
                                   )                Amended
___________________________________)



            FAMILY BARGAIN CORPORATION (the "Company") hereby applies for an order of the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended, granting the Company's request for withdrawal of the Company's Registration Statement on Form S-2 (File No. 333-09853) filed with the Commission on August 9, 1996 (as amended, the "Registration Statement").

            The Registration Statement relates to an underwritten public offering by the Company of Convertible Subordinated Debentures due 2006. The Company has decided, due to public market conditions and on the advice of its investment bankers, to withdraw its offering and hereby requests immediate withdrawal of the Registration Statement. Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Although preliminary prospectuses related to the securities which are the subject of this Registration Statement were distributed, the Company confirms that none of these securities were sold.

            All notices and orders issued pursuant to this Application should be directed to the undersigned at 4000 Ruffin Road, San
Diego, California, 92123-1866 (telephone 619-627-1800, facsimile 619-637-4180)
with a copy to David W. Bernstein, Esq., Rogers & Wells, 200 Park
Avenue, New York, New York 10166 (telephone 212-878-8000, facsimile
212-878-8375).

                              FAMILY BARGAIN CORPORATION



Dated: January 22, 1997      By: /s/ Jeffrey C. Gerstel
       				 -------------------------------------------
                                    Name:  Jeffrey C. Gerstel
                                    Title: Executive Vice President, Finance
                                           (Principal Financial and
                                           Accounting Officer)
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